UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of September, 2006

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

21 September 2006

Driving Value for our Shareholders

Strategy Update

Coles Myer today announced details of its strategic plan that will simplify and grow the business, significantly reduce costs and drive substantial shareholder returns over the next five years.

In a presentation to shareholders and analysts, CML Chairman, Rick Allert, and CEO, John Fletcher, outlined the benefits to shareholders that will result from the strategy announced on 31 July.

"The Board believes this strategy will provide substantially more value for shareholders than the highly conditional proposal received from the leveraged buyout consortium last month," Mr Allert said.

Fy07 and Fy08 Earnings Guidance

The Company has provided the following earnings guidance for Fy07 and Fy08:

- For Fy07 reported EPS of approximately $0.66 per share. After adjusting for one-off implementation costs and annualising full-year benefits, annualised Fy07 EPS is forecast to be approximately $0.80 per share.

- For Fy08 reported EPS of approximately $0.90 per share. After adjusting for one-off implementation costs and annualising full-year benefits, annualised Fy08 EPS is forecast to be approximately $1.00 per share.

The substantial increase in earnings by Fy08 will be driven by:

    the removal of more than 2500 support roles;

    increased direct sourcing of general merchandise in supermarkets;

    net benefits from the transformation program; and

    the conversion of Bi-Lo to Coles.

Mr Fletcher said he was confident that the strategic plan would deliver this strong growth through to Fy08 followed by earnings per share growth in excess of 10% per annum on average for the remainder of the five year plan.

Coles Myer's senior management will forego a proportion of their remuneration, in return for bonuses based on the achievement of these financial targets. McKinsey & Co will assist the organisation in delivering the key strategic initiatives through a Program Management Office.

Key Strategic Initiatives

Mr Fletcher and the executive leadership team provided further detail of the Everyday Needs Business strategy.

"We have adopted an integrated model for our Everyday Needs Business that we are confident will be very attractive to our customers. It has proven extremely successful internationally and we are uniquely positioned to deliver it in Australia.

"The strategy is about increasing the return from our existing store network, and creating new opportunities to grow our business ahead of the market through reinvigorated stores, the creation of SuperCentres, and a differentiated product offer.

"The model we are creating will also enable us to simplify our business processes, and realise very significant cost savings to reward our shareholders while reinvesting in our competitive customer offer," he said.

The Everyday Needs Business will provide customers with a range of store formats including SuperCentres, supermarkets, liquor stores and freestanding general merchandise stores.

Coles, Bi-Lo, Liquor, Coles Express and Kmart will be progressively integrated, with single buying, marketing, operations and support structures including a single team developing the general merchandise offer for all formats.

Over time, our everyday needs business will be represented by a single umbrella brand, Coles.

The implementation of the everyday needs strategy will be driven by our focus on four key drivers - transformation, formats, business simplification and product initiatives.

Transformation

The five year program, announced in September 2003, incorporates procurement, safety, IT and supply chain initiatives and is expected to deliver benefits of $425m in Fy08. Supply chain investment peaks in Fy07 before delivering a benefit of $175m in Fy08, rising to around $430m by Fy10.

Formats

  Supercentres - The first SuperCentres are expected to open in late 2007 with potential for an Australia- wide network of 80 stores. More than half of these could be conversions from within the existing network with CML enjoying a unique nationwide opportunity due to co-located Coles and Kmart stores.

  Supermarkets - Coles has developed a more efficient and lower cost refurbishment model for its supermarkets. This will enable the company to undertake 530 low cost store refurbishments over the next five years, resulting in increased sales and earnings.

  Bi-Lo - The conversion of up to 212 BiLo stores to Coles will be completed in Fy07. The conversion will provide incremental earnings in Fy08 through sales uplift and reduced operating costs. Early results from the first conversions support this.

  Kmart - Kmart is adjusting its product offer to build on areas of existing competency while deleting product categories in which it has no clear strength. This is expected to result in lower headline sales in Fy07 and Fy08, but an improved product margin. In addition to potential conversions into SuperCentres, it is intended that over 20 Kmarts will be converted into Target.

Business Simplification

The adoption of an everyday needs model provides an opportunity to significantly simplify processes and reduce costs as brands are integrated.

Coles Myer will remove 1,750 permanent support roles from the business in Fy07 and a further 750 by the end of Fy08, with estimated annualised savings of $363m.

Product initiatives

An improved and differentiated product offer, designed to drive strong engagement with our customers, will include an increased offering in targeted growth categories, increased direct sourcing in supermarkets and further penetration of housebrands.

Rejection of proposal

In closing, Mr Allert reiterated the Board's rejection of the leveraged buyout proposal.

"Coles is about to embark on a major growth phase that the Board is confident will deliver significantly increased value to shareholders. The Board will not endorse any proposal to acquire the company that fails to reward shareholders for the financial upside to come from both our transformation and strategic initiatives." Mr Allert said.

Enquiries:

Media: Scott Whiffin +61 3 9829 5548

Analysts: John Di Tirro +61 3 9829 4521

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date September 26, 2006